FOR IMMEDIATE RELEASE	June 27, 2014

Micromem Technologies Inc. Interim Filings

Toronto, New York, June 27, 2014: Micromem Technologies Inc. (the “Company”) (CSE: MRM, OTCBB: MMTIF) announces it has filed its interim financial statements for the period ended April 30, 2014, together with the Management’s Discussion & Analysis on SEDAR and EDGAR today. These documents may be viewed at www.sedar.com and by searching EDGAR at http://www.sec.gov/.

The Company also announces 3,387,192 Common Shares were issued by the Company through warrant exercise for total proceeds of $838,402 USD. These Warrants were originally issued in connection with financings completed in 2010, 2012 and 2013. The proceeds will be used for general working capital purposes.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF CSE - Symbol: MRM
Shares issued: 175,439,691
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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